SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

692830508

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 692830508	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS
Grace Horowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A

NUMBER OF	5.	SOLE VOTING POWER	222,991 (1)
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	14,740 (2)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	222,991 (1)
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	14,740 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,731

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 80,248 shares held directly by the Reporting Person; 142,343 shares held by a family trust, for which the Reporting Person is the Trustee and sole beneficiary; and 400 shares held by a private charitable foundation of which the Reporting Person is the sole director.
(2)	Comprised of shares held by a family trust for the benefit of Reporting Person’s child, for which both the Reporting Person and her child are Trustees.

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Item 1(a).	Name of Issuer:

P&F Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

445 Broadhollow Road, Suite 100, Melville, New York 11747

Item 2(a).	Name of Person Filing:

Grace Horowitz

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Suite 208, Jericho, New York 11753

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number

692830508

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

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(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)J.

(k)	☐ Group, in accordance with Rule 13d-1 (b) (1) (ii) (K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

(a) Amount Beneficially Owned:	237,731

(b) Percent of Class:	6.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	222,991

(ii) shared power to vote or to direct vote:	14,740

(iii) sole power to dispose or to direct the disposition of:	222,991

(iv) shared power to dispose or to direct the disposition of:	14,740

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

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Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
(Date)

/s/ Grace Horowitz
(Signature)

Grace Horowitz
(Name and Title)

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